EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The Company has six subsidiaries:

1.	Southside Bank is a state bank, organized under the authority of the Banking Department of Texas.

2.	Red File #1, Inc., created under the laws of the State of Texas.

3.	Southside Statutory Trust III, a statutory business trust created under the laws of the State of Connecticut.

4.	Southside Statutory Trust IV, a statutory business trust created under the laws of the State of Delaware.

5.	Southside Statutory Trust V, a statutory business trust created under the laws of the State of Delaware.

6.	Magnolia Trust Company I, a statutory business trust created under the laws of the State of Delaware.